CONSENT OF GUY WIID

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled “NI 43-101 Technical Report Feasibility Study: Otjikoto Gold Project, Province of Otjozondjupa, Republic of Namibia” dated February 25, 2013, and (ii) the report titled “Fekola Gold Project, Mali, NI 43-101 Technical Report on Preliminary Economic Assessment” dated June 3, 2014, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 27, 2015, which is also being incorporated by reference into the registration statements on Form S-8 (No. 333-192555 and No. 333-200228) of B2Gold Corp.

/s/ Guy Wiid
Guy Wiid
March 27, 2015